United States securities and exchange commission logo





                             July 29, 2020

       W. Edward Nichols
       Chief Executive Officer
       Bio Lab Naturals, Inc.
       201 Columbine St.
       3rd Floor, Suite 11
       Denver, CO 80206

                                                        Re: Bio Lab Naturals,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-239640

       Dear Mr. Nichols:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 2, 2020

       Implications of Being an Emerging Growth Company, page 2

   1. Please update this section to refer to the most recent requirements for an emerging growth company. See the
Emerging Growth Company guidance, modified July 24, 2019, on the
                                                        Small Business, Going
Public page of our public website.
       Risk Factors Related to Our Business
       "Our officers and directors may have conflicts . . .", page 6

   2. We note your disclosure that "[yo]ur current officers and directors also currently serve other companies and as
such may present conflicts due to lack of full-time attention to the
                                                        Company." In an
appropriate place in your filing, please briefly describe the current
 W. Edward Nichols
FirstName  LastNameW.
Bio Lab Naturals, Inc. Edward Nichols
Comapany
July       NameBio Lab Naturals, Inc.
     29, 2020
July 29,
Page  2 2020 Page 2
FirstName LastName
         conflicts of interest for each of your current officers and directors. "We may need to implement additional finance and accounting systems . . .", page 7

3.       You disclose that "[w]e may be required to comply with a variety of reporting,
         accounting, and other rules and regulations." Please amend your disclosure to clarify that, when and if your registration statement becomes effective, you will incur SEC reporting obligations, and describe related accounting, and other rules and regulations with which you will be required to comply.
Risk Factors Related to Our Stock
"A limited public market exists for our common stock at this time . . .", page
10

4. In this risk factor disclosure, you refer to the securities registered in this offering as
         "digital equities." However, it appears that you are registering common shares. For consistency, please remove the references to digital equities, or tell us why you are referring to your common shares as digital equities.
Item 11. Information with respect to the Registrant
a. Description of Business
Our Business
Summary, page 19

5. We note your statement that Prime Time Live has a long history of service in the event services industry, and is in high demand for major events nationwide. Please clearly disclose the current operational status of Prime Time Live, including the length of time that Prime Time Live has been in business, the average number of events that it participates in annually, including the size of such events, and revenues generated, if any.
         Please also disclose whether you have any current rental commitments for upcoming events, and whether you have generated any revenue to date from either your promotion offers for sponsors or your fan villages.
6. You disclose that "[h]aving the rare tools to attract attention, boost attendance, collect valuable data, and offer wifi solutions are some of the key reasons why Prime Time Live,
         Inc. is in high demand for major events nationwide." Where you summarize your business plan, please disclose how you charge, or intend to charge, fees for data collection, wifi, and other services you intend to provide to consumers, in addition to rentals of your large screen LED televisions.
Screens, page 19

7.       Please disclose the number of screens you currently own, and provide material
         information about such screens, such as the age of the screens and life expectancy. We also note your disclosure that "Prime Time Live, Inc. only buys their equipment from the largest manufacturer of LED event screens around the world." Please tell us whether you have an agreement with your supplier to provide you with your event screens. If so,
 W. Edward Nichols
FirstName  LastNameW.
Bio Lab Naturals, Inc. Edward Nichols
Comapany
July       NameBio Lab Naturals, Inc.
     29, 2020
July 29,
Page  3 2020 Page 3
FirstName LastName
         please provide a brief description of the terms of this agreement, and file the agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.
Going Forward, page 20

8. In the bulleted list in this section, you include several statements regarding the planned business of Prime Time Live moving forward. Please provide the dates by which you expect to accomplish these plans. Further, in your budget for the next 12 months on page
         21, please describe how you generated your projected revenue amounts, including the assumptions underlying such projections. Please also disclose the source of the $35,000 in revenue for 6/30/2020. In addition, the budget does not appear to include the capital commitments related to your business plan moving forward, described on page 20. Please amend your capital budget to show your commitments for these plans for the next 12 months, if you expect to accomplish your plans within the next 12 months.
Liquidity and Capital Resource Needs & Plan of Operations, page 21

9. You disclose that "[t]he World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus," and that "we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows." Please amend your disclosure to describe how the COVID-19 pandemic has impacted your business and the event industry specifically. See CF Disclosure Guidance: Topic No. 9A, available on our public website. Make conforming changes to your filing, including to your risk factor disclosure.
d. Market Price for Common Equity and Related Stockholder Matters, page 24

10. Please provide the information required by item 201 of Regulation S-K for the interim period ending March 31, 2020. See Item 201(a)(1)(iii) of Regulation
S-K.
Material Relationships, page 26

11. You disclose that your Class A Preferred Shares have super majority voting rights until an exchange listing may be achieved. However, you do not discuss this condition to super majority voting on page 17 of your filing, where you describe the voting rights of your
         Class A Preferred Shares. Please revise for consistency. Please also clarify whether you are seeking to apply for exchange listing at this time.
h. Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Milestones, page 27

12. Please include a qualitative discussion of your plan of operations for the next twelve months and through the point of generating revenues to describe how and when you
 W. Edward Nichols
FirstName  LastNameW.
Bio Lab Naturals, Inc. Edward Nichols
Comapany
July       NameBio Lab Naturals, Inc.
     29, 2020
July 29,
Page  4 2020 Page 4
FirstName LastName
         expect to reach operational status and revenue generation, and the activities and steps you plan to take as part of your plan.
k. Directors and Executive Officers
Biographical Information, page 30

13. Where you discuss the other businesses and organizations by which your executive officers and directors were employed, please disclose the names and principal business of each of these entities. For example, disclose the names and principal business of each of the "several public companies" for which Mr. Nichols has served as a Director and member of the Executive Staff. See Item 401(e) of Regulation S-K.
Item 15. Recent Sales of Unregistered Securities, page 43

14. It appears that you have recently filed a Form D related to a Regulation D offering of equity securities under the exemption contained in Rule 506(b) of the Securities Act.
         Please revise this section to include the disclosure required by Item 701 of Regulation S-K for any sales made under the Regulation D offering or any other sales of unregistered securities that are not currently disclosed.
e. Financial Statements, page F-1

15. It appears that you succeeded to substantially all of the business of Prime Time Live Inc.
         and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that Prime Time Live Inc. is the predecessor, and predecessor audited financial statements required by Rule 8-04 of Regulation S-X should be provided. Please advise.
Note 1- Organization and History, page F-7

16.      We refer to your disclosure on page 5 indicating    Prime Time Live,
Inc. (PTL) had
         historical revenues as reflected in their financial statements.    We
also note disclosure on
         page 19 that PTL has    a long history of service . . . .    Your
disclosure appears to imply
         PTL has or has had operations; however, no revenue is reflected in the financial statements. Please explain.
Note 3     Going Concern and Management   s Plan, page F-10

17.      We note your registered public accounting firm   s report on page F-2
contains an
         explanatory paragraph that expresses substantial doubt about your ability to continue as a
         going concern. Please explain whether management   s evaluation of
conditions and events
         also raised substantial doubt about your ability to continue as a going concern. If so, revise your disclosure to include a statement that there is substantial doubt about your ability to continue as a going concern. Please also revise your disclose to provide more
         details about how you intend to    attract additional capital    and
what    actions are presently
         being taken    that provide the opportunity for you to continue as a
going concern. We
 W. Edward Nichols
Bio Lab Naturals, Inc.
July 29, 2020
Page 5
      refer you to ASC 205-40-50-13. This comment also applies to the Going Concern note on page F-20.
General

18. We note your disclosures that the "selling shareholders plan to sell common shares at market prices for so long as [y]our Company is quoted on OTC Pink," and that you "are in the process of uplisting to OTCQB." However, to conduct an at the market offering that satisfies Item 503(b)(3) of Regulation S-K, there must be an existing market for your securities, and the OTC Pink does not qualify as an "existing market" for these purposes.
      Therefore, it appears that you are ineligible to conduct a secondary at the market offering at this time, but may be eligible to do so if and when you are listed on the OTCQB. As such, please amend your filing to fix a price for this offering. You may also amend your disclosure to state that the selling shareholders will sell at this fixed price until your shares are quoted in the OTCQB marketplace, and thereafter at prevailing market prices or privately negotiated prices. Make conforming changes to your filing, including to
      "Determination of Offering Price" on page 13 and "Plan of Distribution" on page 16.
19. Please file an amended legal opinion in which your counsel opines on the legality of all of the shares being registered in this offering. In this regard, the legal opinion provided by counsel relates to 6,960,999 shares held by existing shareholders, while you are registering 9,690,999 shares in this offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Stringer at (202) 551-3272 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                               Sincerely,
FirstName LastNameW. Edward Nichols
                                                               Division of
Corporation Finance
Comapany NameBio Lab Naturals, Inc.
                                                               Office of Trade
& Services
July 29, 2020 Page 5
cc:       Michael A. Littman
FirstName LastName